SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

03003864

February 6, 2003

RECD S.E.C.

FEB 1 2 2003

1086

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

SUPPL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated February 6, 2003, announcing Air France's traffic figures for January 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

DW 2/19

PADOCS01/215243.23

Information

AIR FRANCE

Traffic

Roissy, 6 February 2003

JANUARY 2003 TRAFFIC

- **4.9% increase in Group passenger traffic**
- **Seat load factor stable at 73.1%**

Passenger Operations

In January, the Group achieved a satisfactory performance in spite of the disruption to operations due to bad weather during the weekend of 4 and 5 January.
Traffic rose by 4.9%, in line with capacity (up 4.6%) and the load factor stood at 73.1% (up 0.2 points).
Year-on-year comparisons are now relevant, as the results posted from January 2002 onwards were higher than in 2001.

Over the first ten months of the year, the Group's load factor gained 0.8 points to 76.3%, as traffic improved by 3.5% for a 2.4% increase in capacity.

- **Long-haul network**

The long-haul network posted 7.5% traffic growth for a 6.8% increase in capacity. The load factor came out at 78.8%, up 0.5 points.

- On North American routes, traffic grew by 13.4% for a 16.9% increase in capacity. The load factor stood at 73.1% (down 2.3 points).
- In the Latin American sector, traffic improved by 2.5% for a 4.9% drop in capacity. The load factor gained 6.0 points reaching 82.8%.
- On the Asian network, traffic rose by 2.3% and capacity by 5.0%. The load factor reached 79.8% (down 2.1 points).
- On the Africa/Middle East network, capacity and traffic grew by 2.3% and 0.7% respectively. The load factor dropped 1.1 points to 74.1%.
- On the Caribbean/Indian Ocean network, traffic rose by 12.0% for a 5.8% increase in capacity. The load factor gained 4.6 points reaching 84.9%.

- **The international medium-haul network**

The situation remained difficult on international medium-haul routes. The Group posted a 7.3% drop in traffic for stable capacity (down 0.3%). The load factor stood at54.7% (down 4.1 points).

- **The domestic medium-haul network**

On the domestic network, the Group's traffic grew by 1.6% for a 1.9% drop in capacity. The situation continued to improve with a 2.1-point increase in the load factor which reached 61.7%.

Cargo Operations

Cargo activity posted a 5.6% growth in traffic for a 6.1% increase in capacity in January. The load factor remained almost stable at 59.6% (down 0.3 points).

The load factor over ten months gained 0.4 points reaching 64.4%, as traffic increased by 7.0% and capacity by 6.4%.

Key dates

- **12 February 2003**: publication of Q3 2002-03 turnover and results after closure of the Paris stock market.

- **13 February 2003**: audio-web conference at 3.00 pm (London time).
  To connect, dial 00 44 208 781 0563 (password: Air France).
  To visualize the presentation, type in the following Internet address:
  http://www.momentys.com/airfrance/Q3/default.htm (password: AFRQ3)

STATISTICS

Passenger Operations

January 2003 / January 2002	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	million	%	million	%	%	change
Group long-haul	**8,069**	**+6.8%**	**6,363**	**+7.5%**	**78.8%**	**+0.5**
Americas	*2,953*	*+10.3%*	*2,234*	*+10.0%*	*75.7%*	*-0.2*
Asia	*1,832*	*+5.0%*	*1,461*	*+2.3%*	*79.8%*	*-2.1*
Africa-Middle East	*1,144*	*+2.3%*	*847*	*+0.7%*	*74.1%*	*-1.1*
Caribbean-Indian Ocean	*2,172*	*+5.8%*	*1,843*	*+12.0%*	*84.9%*	*+4.6*
Europe Group	**1,747**	**-0.3%**	**955**	**-7.3%**	**54.7%**	**-4.1**
Air France	*1,526*	*-0.2%*	*840*	*-6.6%*	*55.0%*	*-3.8*
Regional subsidiaries	*221*	*-0.9%*	*115*	*-11.9%*	*52.1%*	*-6.5*
Domestic Group	**1,212**	**-1.9%**	**748**	**+1.6%**	**61.7%**	**+2.1**
Air France	*995*	*-4.8%*	*633*	*-1.8%*	*63.7%*	*+1.9*
Regional subsidiaries	*217*	*+14.3%*	*115*	*+25.8%*	*52.8%*	*+4.8*
Total Group	**11,028**	**+4.6%**	**8,065**	**+4.9%**	**73.1%**	**+0.2**
Total Air France	*10,590*	*+4.6%*	*7,836*	*+5.0*	*74.0%*	*+0.3*
Total Regional subsidiaries	*438*	*+6.1%*	*230*	*+3.6%*	*52.5%*	*-1.3*

Total 10 months to 31 January 2003	Capacity (ASK)		Traffic (RPK)		Seat-load factor	
	million	%	million	%	%	change
Group long-haul	**80,117**	**+3.6%**	**64,412**	**+5.0%**	**80.4%**	**+1.0**
Americas	*32,195*	*-2.2%*	*25,941*	*+1.3%*	*80.6%*	*+2.8*
Asia	*18,014*	*+5.2%*	*14,779*	*+8.4%*	*82.0%*	*+2.4*
Africa-Middle East	*11,747*	*+31.0%*	*8,743*	*+26.0%*	*74.4%*	*-3.0*
Caribbean-Indian Ocean	*18,494*	*-0.8%*	*15,192*	*-1.5%*	*82.1%*	*-0.6*
Europe Group	**17,670**	**+1.2%**	**11,579**	**+1.9%**	**65.5%**	**+0.4**
Air France	*15,512*	*-0.9%*	*10,262*	*-0.9%*	*66.2%*	*0.0*
Regional subsidiaries	*2,158*	*+19.6%*	*1,317*	*+30.0%*	*61.0%*	*+4.9*
Domestic Group	**12,540**	**-3.3%**	**8,197**	**-5.3%**	**65.4%**	**-1.4**
Air France	*10,605*	*-5.5%*	*7,044*	*-8.1%*	*66.4%*	*-1.9*
Regional subsidiaries	*1,934*	*+10.7%*	*1,152*	*+15.7%*	*59.6%*	*+2.5*
Total Group	**110,326**	**+2.4%**	**84,187**	**+3.5%**	**76.3%**	**+0.8**
Total Air France	*106,234*	*+2.0%*	*81,718*	*+3.0%*	*76.9%*	*+0.7*
Total Regional subsidiaries	*4,092*	*+15.2%*	*2,469*	*+22.9%*	*60.3%*	*+3.8*

Cargo Operations

	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	Change
January 2003 / January 2002	643	+6.1%	384	+5.6%	59.6%	-0.3
Total 10 months to 31 January 2002	7,059	+6.4%	4,547	+7.0%	64.4%	+0.4